PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

6th September 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 6th September 2005:

"Premier Completed Testing of Lakkhi-1 Exploration Well in NE India"

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Premier Completes Testing of Lakkhi-1 Exploration Well in NE India

Premier reports that drill-stem testing operations at the Lakkhi-1 exploration well in Assam, North East India have been completed.

Based on oil and gas 'shows' during drilling and subsequent electric wireline logs, several potential hydrocarbon-bearing zones were identified in the Barail Formation in line with the pre-drill prognosis.

Two separate intervals of the Barail formation were tested and flowed gas and condensate at sub-commercial rates. The well is to be suspended to allow possible re-entry with a work-over rig at a later date for further testing or evaluation.

Simon Lockett, Premier's Chief Executive Officer said:

"We are encouraged to have encountered hydrocarbons in the prospect though at this location the reservoir appears to be tight leading to low flow rates. The data gathered from this well will be used to determine future exploration activities on the block."

6 September 2005

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR **Tel: 020 7743 6673**
James Henderson
Gavin Davis

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan and an oil development in Mauritania. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.

A drilling programme of approximately 12 wells is in place for 2005. Prior to Lakkhi-1 well, two successful wells have been completed so far this year; the first, a flow test on an appraisal well on the Tiof field in Mauritania and the second was a discovery and flow test from the Al Amir-1 exploration well in Egypt. An appraisal of the Al Amir discovery is planned for later this year. Further wells are planned to be drilled later in 2005 and early in 2006 in Mauritania, Pakistan, Indonesia, Guinea Bissau, Gabon and Vietnam.

The partners and interests in Block AAP-ON-94/1 (Jaipur) are:

	Current Interests Exploration Phase
Premier Oil (Operator)	38.0%
HOEC	25.0%
IOC	27.0%
OIL	10.0%